FalconTarget, Inc.
260 Water St #3C
Brooklyn, NY 11201

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016


                                            May 11, 2009


Re: Your letter dated April 10, 2009


Dear Mr. Reynolds

Thank you for your comment regarding our filings.
We have made the following changes to the form 10-KSB for the year ended June 30, 2008. We have made the requested changes:

1. Form 10-K/A
The new form 10-K/A has been used for this amendment.

2. Cover Page
The check boxes about reports pursuant to Section 13 or 15(d) of the Exange Act as well as about our shell company status have been added.

3. Management Discussion and Analysis
We have clarified that no agreement has been entered and that the discussions that we held about potential Business Transactions were exploratory only. We have not received any proposal.

4. Report of Independent Registered Public Accounting Firm
A corrected report from our auditors has been included.

5. Controls and Procedures
The date for the evaluation has been corrected.

6. Controls and Procedures
The absence of formal procedures has been addressed in the report - see 8 below.

7. Controls and Procedures
We have clarified that we have identified weaknesses but nevertheless believe that our controls and procedures are effective.

8. Controls and Procedures
We have clarified that we have limited operations and that our directors, who are also our principal executive and financial officers, are in frequent contact about disclosure and reporting needs.

                              Page 1

9. Certain Relationships and Related Transactions
We have clarified that the company is not obligated to reimburse the directors.

10. Section 302 Cerifications
The certifications are now also signed in the capacity of Chief
Financial Officer.

11. Section 302 Cerifications
The text of the certifications has been corrected.

The Registrant acknowledges that:
- it is responsible for the adequacy and accuracy of the disclosure in its filing;
- staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer
Chief Financial Officer

                        Page 2